FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of December 2011

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: December 1, 2011

Press release X, 2011
ASHUANIPI PROJECT VIRGINIA ENTERS INTO AGREEMENT WITH ANGLO AMERICAN

Virginia Mines Inc. (“Virginia”) is pleased to announce that it has entered into an agreement with Anglo American, whereby Virginia transfers to Anglo American a 50 per cent undivided interest in the 469 mining claims comprising the Ashuanipi property, which covers 23,884 hectares and is situated south-east of the Caniapiscau reservoir, in the James Bay territory, province of Quebec.

Anglo American must fund an aggregate of $5,000,000 in expenditures over a five-year period to maintain its 50 per cent undivided interest in the Ashuanipi property. Anglo American may, at its sole discretion, accelerate such funding. Virginia will be the operator during that period.

Ashuanipi Property

The Ashuanipi property lies within the Caniapiscau lithotectonic division of the Ashuanipi high metamorphic-plutonic complex. The Caniapiscau domain is distinguished from other divisions of the Ashuanipi Complex by the presence of large, well-preserved volcano-sedimentary sequences and by the lower grade metamorphic facies (amphibolite). The Caniapiscau division is bounded by major ENE-trending regional “graben-like” or thrust faults, which could explain the better degree of preservation and the lower grade metamorphism of the Caniapiscau division compared to the rest of the Ashuanipi complex.

The supracrustal sequences of the Caniapiscau domain are composed mostly of amphibolitic basalts locally injected by gabbroic sills. These units are inter-layered with felsic metavolcanic rocks and paragneiss. Syn-volcanic to syn-tectonic intrusions (diorite, quartz diorite, tonalite and monzogranite) are emplaced at the margins of the volcano-sedimentary belts.

Limited reconnaissance programs carried out by Virginia between 2007 and 2011 identified several significant showings forming a major mineralized trend that extends for more than 8 kilometres on the south block of claims of the Ashuanipi property. These mineralized occurrences can be classified into two categories:

(1)

Au-Cu-Mo-Ag showings (disseminated chalcopyrite (1-15%), molybdenite (1-10%) and pyrite, within a granodioritic gneissic intrusive at the margin of the volcano-sedimentary belt. These Au-Cu-Mo-Ag mineralized zones returned values of up to 3.8 g/t Au, 49.6 g/t Ag, 8.6% Cu, and 1.3% Mo in selected samples and up to 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3.0% Cu over 1 metre in channel samples.

(2)

Cu-Zn-Au-Ag showings (disseminated to semi-massive pyrrhotite-pyrite ±sphalerite ±chalcopyrite ±galena) associated with strong hydrothermal alteration (quartz-tremolite ±phlogopite ±sericite ±muscovite) developed in volcanic units. These showings returned interesting values up to 6.29 g/t Au, 3.92% Cu, 8.94% Zn and 14.30 g/t Ag in selected grab samples and up to 3.78 g/t Au over 1 metre, and 1.30% Zn and 0.25 g/t Au over 2 metres in channel samples.

This 8-kilometre-long mineralized trend is still almost untested and remains open at both ends. A major exploration program is scheduled in 2012 to evaluate the true potential of this newly-defined mineralized system. Historically ignored on the basis of its granulitic metamorphic facies, the Ashuanipi area proves to share textural, structural and lithological similarities with other high-grade metamorphic mineralized areas such as Chapada (Brazil) and Aitik (Sweden).

.../2

2.

About Anglo American

Anglo American is one of the world’s largest mining companies, is headquartered in the UK and listed on the London and Johannesburg stock exchanges. Anglo American’s portfolio of mining businesses spans precious metals and minerals – in which it is a global leader in both platinum and diamonds; base metals – copper and nickel; and bulk commodities – iron ore, metallurgical coal and thermal coal. Anglo American is committed to the highest standards of safety and responsibility across all its businesses and geographies and to making a sustainable difference in the development of the communities around its operations. The company’s mining operations and extensive pipeline of growth projects are located in southern Africa, South America, Australia, North America, Europe and Asia.

www.angloamerican.com

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $42.9 million as at August 31, 2011, and 31,508,343 shares issued and outstanding as at October 31, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol “VGQ”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	mines@virginia.qc.ca	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.virginia.qc.ca	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.